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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-13100

HIGHWOODS PROPERTIES, INC., NEW YORK STOCK EXCHANGE
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

3100 Smoketree Court, Suite 600, Raleigh, NC 27604, (919) 872-4924
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

8 5/8% Series A Cumulative Redeemable Preferred Shares
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐      17 CFR 240.12d2-2(a)(1)

☐      17 CFR 240.12d2-2(a)(2)

☐      17 CFR 240.12d2-2(a)(3)

☐      17 CFR 240.12d2-2(a)(4)

☐      Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒      Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Highwoods Properties, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

June 13, 2011	By:	/s/ Jeffrey D. Miller	Vice President, General Counsel and Secretary
Date		Name	Title

__________
1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

SEC 1654 (03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FOR IMMEDIATE RELEASE	Ref: 11-15

Contact:	Tabitha Zane
Vice President, Investor Relations
919-431-1529

Highwoods Properties Voluntarily Withdraws Series A Preferred Stock from Listing on NYSE
___________________________

Raleigh, NC – June 3, 2011 - Highwoods Properties, Inc. (NYSE: HIW), one of the largest owners and operators of office properties in the Southeast, today announced that it has elected to voluntarily withdraw its 8 5/8% Series A Cumulative Redeemable Preferred Shares from listing on the New York Stock Exchange (“NYSE”).  The Company decided to withdraw the listing for the following reasons: 1) there are only 29,092 shares currently outstanding, 2) there are a miniscule number of shareholders, and 3) the shares rarely trade, all of which did not justify the related ongoing expenses.

The Company originally issued 125,000 Series A Preferred Shares at $1,000 per share on February 12, 1997, and, since 2007, has repurchased and retired 95,908 of these shares in private market transactions.  These shares are redeemable in February 2027.

About Highwoods Properties
Highwoods Properties, headquartered in Raleigh, North Carolina, is a publicly traded (NYSE:HIW) real estate investment trust (“REIT”) and a member of the S&P MidCap 400 Index. The Company is one of the largest owners and operators of office properties in the Southeast and provides leasing, management, development, construction and other customer-related services for its properties and for third parties. At March 31, 2011, Highwoods owned or had an interest in 329 in-service office, industrial and retail properties encompassing approximately 32.4 million square feet and owned 610 acres of development land. The Company’s properties and development land are located in Florida, Georgia, Mississippi, Missouri, North Carolina, South Carolina, Tennessee and Virginia. For more information about Highwoods Properties, please visit our web site at www.highwoods.com.